Exhibit 5.1

REEDER & SIMPSON, P.C.

ATTORNEYS AT LAW

P.O. Box 601	Telephone: +1-692-625-3602
RRE Commercial Center	Email: dreeder@ntamar.net
Majuro, MH 96960	r.simpson@simpson.gr

September 28, 2015

StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561, Athens

Greece

Re: Form S-8 Registration Statement

Ladies and Gentlemen:

We have acted as special counsel to StealthGas Inc. (the “Company”), on matters of Republic of the Marshall Islands (the “RMI”), law in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-8 (the “Registration Statement”), relating to the registration of 4,152,242 shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”), which may be issued to eligible participants pursuant to awards granted under the Company’s 2015 Equity Compensation Plan (the “Plan”), and related preferred stock purchase rights (the “Rights”), under a Rights Agreement dated as of December 23, 2014 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

With your permission, for the purposes of the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or electronic copies and the authenticity of the originals of all documents submitted to us as copies. We have further assumed that (i) under the laws of New York, the Rights Agreement has been validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and (ii) under the laws of New York, the Rights constitute valid and binding obligations of the Company.

We have also assumed for purposes of our opinion that (i) the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, (ii) the Rights Agent has the requisite organizational and legal power and authority to perform its obligations under the Rights Agreement and (iii) the Rights Agreement constitutes a valid and binding agreement of the Rights Agent, enforceable against the Rights Agent in accordance with its terms. We have also assumed that the members of the Company’s Board of Directors acted in a manner consistent with their fiduciary duties under applicable law when approving the Rights Agreement.

This opinion is limited to RMI law as of the date hereof. In rendering our opinion in Paragraph 5. below we have, with your permission, relied on the opinion addressed to you dated the date hereof of Morgan, Lewis & Bockius LLP, U.S. counsel to the Company, with respect to the Rights Agreement. In rendering our opinion as to the valid existence in good standing of the Company, we have relied solely on a Certificate of Goodstanding issued by the Registrar of Corporations of the RMI on September 28, 2015.

Based on the foregoing, we are of the opinion that:

1. The Company has been incorporated and is validly existing in goodstanding as a corporation under the laws of the Republic of the Marshall Islands.

2. The Shares, when issued and the consideration therefor has been paid for as contemplated by the Plan and the terms of the awards made thereunder, will be validly issued, fully paid and non-assessable.

3. The Company has the corporate power and authority to enter into, execute, deliver and perform the Rights Agreement.

4. The Company has duly authorized the execution and delivery of the Rights Agreement and the issuance of the Rights, and has duly executed and delivered the Rights Agreement.

5. To the extent it is governed by the laws of the RMI, the Rights Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, and the Rights attributable to any Shares to be issued by the Company, when issued and delivered, will constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement. This opinion addresses the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of a Rights Agreement or of Rights issued thereunder would result in invalidating such Rights in their entirety.

The opinions expressed above are subject to the following limitations and qualifications:

1. The enforceability opinions set forth above in paragraph E are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, and (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including the discretion of the court before which any proceeding may be brought, concepts of good faith, reasonableness and fair dealing and standards of materiality.

2. We express no opinion as to the laws of any jurisdiction other than the laws of the RMI as currently in effect.

3. This opinion letter does not address the determination a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of Common Stock” in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations thereunder.

Very truly yours,

/s/ Dennis J. Reeder

Reeder & Simpson, P.C.

Dennis J. Reeder